UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33830

ENERGYSOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

423 West 300 South, Suite 200

Salt Lake City, Utah 84101

(801) 649-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

10.75% Senior Notes Due 2018

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value: 1**

10.75% Senior Notes Due 2018: 43

Pursuant to the requirements of the Securities Exchange Act of 1934, EnergySolutions, Inc. (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 7, 2013	By:	/s/ Gregory Wood	Executive Vice President & Chief Financial Officer
	Date		Name	Title

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(02 -08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*   The suspension of the Company’s reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 relates only to the Company’s 10.75% Notes Due 2018 and not to the Company’s Common Stock.

** On May 24, 2013, Rockwell Acquisition Corp. merged with and into EnergySolutions, Inc., with EnergySolutions, Inc. surviving as a wholly-owned subsidiary of Rockwell Holdco, Inc. As a result of the merger, EnergySolutions, Inc. became a wholly-owned subsidiary of Rockwell Holdco, Inc.